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                                        OMB APPROVAL
                                        OMB NUMBER:          3235-0145
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                              RMI TITANIUM COMPANY
     ----------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   74961H 10 4
     ----------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement.[ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (10-88)
Page 1 of 5 pages
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CUSIP No. 74961H 10 4
13G
Page 2 of 5 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          USX CORPORATION

          IRS Employer Identification No. 25-0996816
----------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a)  [ ]
          (b)  X
----------------------------------------------------------------------
3    SEC USE ONLY
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4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
----------------------------------------------------------------------
5    SOLE VOTING POWER

          6,507,425 (1)   -   42.42%
----------------------------------------------------------------------
6    SHARED VOTING POWER

          Not applicable.
----------------------------------------------------------------------
7    SOLE DISPOSITIVE POWER

          7,826,600 (1)   -   51.02%
----------------------------------------------------------------------
8    SHARED DISPOSITIVE POWER

          Not applicable.
----------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,826,600
----------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*

          Not applicable.
----------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          51.02
----------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

          CO
----------------------------------------------------------------------

*  SEE INSTRUCTION BEFORE FILLING OUT!
Page 2 of 5 pages
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Item 1.(a)
          The name of the Issuer is RMI Titanium Company
          ("Issuer").

Item 1.(b)
          The address of the Issuer's principal executive offices is 1000 Warren Avenue, Niles, Ohio 44446.

Item 2.(a)
          The name of the person filing is USX Corporation ("USX").

Item 2.(b)
          USX's principal business office is located at 600 Grant Street, Pittsburgh, Pennsylvania 15219-4776.

Item 2.(c)
          USX is a Delaware corporation.

Item 2.(d)
          The title of the class of securities of the Issuer held by USX is "Common Stock."

Item 2. (e)
          The CUSIP Number of the subject securities is 74961H 10 4.

Item 3.
          Not applicable.

Item 4.   Ownership

          (a) As of December 31, 1995, USX owned 7,826,600 shares of the subject securities (hereinafter, the "USX Securities") and did not have the right to acquire any other securities of the Issuer:
               (i) through the exercise of any option, warrant or right; (ii) through the conversion of a security; (iii) pursuant to the power to revoke a trust, discretionary account, or similar arrangement; or (iv) pursuant to the automatic termination of a trust, discretionary account or similar arrangement.

          (b) According to the Issuer, 15,339,893 shares of the subject securities were outstanding on December 31, 1995. The amount of shares set forth in Item 4(a) is, therefore, 51.02% of the class of such securities outstanding on December 31, 1995.

Page 3 of 5 pages
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          (c) (i)   As of December 31, 1995, USX has the sole power to vote or direct the vote of 6,507,425(1) shares of the subject securities.

              (ii) As of December 31, 1995, USX did not have shared power to vote or direct the vote of any securities of the Issuer.

              (iii) As of December 31, 1995, USX had the sole power to dispose of or direct the disposition of 7,826,600 shares of the subject securities.

              (iv) As of December 31, 1995, USX did not have shared power to dispose of or direct the disposition of any securities of the Issuer.

Item 5.   Ownership of Five Percent or Less of a Class

               Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

              No person, other than USX, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the USX Securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

              Not applicable.

Item 8.   Identification and Classification of Members of the Group

              USX does not represent a "group" filing this schedule pursuant to Rule 13d-1(b)(ii)(H).

Item 9.   Notice of Dissolution of Group

              Not applicable.

Page 4 of 5 pages
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Item 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 1996
------------------------------------
Date

/s/ G. R. Haggerty
------------------------------------
G. R. Haggerty,
Vice President & Treasurer


-------------------
     (1) As of December 31, 1995, 1,319,175 shares were held by Mellon Bank, N.A., as Trustee, pursuant to a Voting Trust Agreement effective August 4, 1994. See Exhibit 10.1 to the Issuer's report on Form 10-Q for the quarter ended June 30, 1994.

Page 5 of 5 pages